Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

	Nine Months Ended September 30, 2012	Year Ended December 31,
(Dollar amounts in millions, except ratios)		2011	2010	2009	2008	2007

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,715	$2,323	$1,964	$1,442	$1,685	$1,613
Capitalized interest	(52)	(62)	(62)	(55)	(44)	(35)
Depreciation of capitalized interest	16	22	18	17	17	15
Dividends from less than 50%-owned companies carried at equity	4	6	9	11	24	8

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,683	$2,289	$1,929	$1,415	$1,682	$1,601

Fixed charges
Interest on long-term and short-term debt	$106	$145	$118	$133	$198	$173
Capitalized interest	52	62	62	55	44	35
Rental expenses representative of an interest factor	27	38	37	37	37	34

Total fixed charges	$185	$245	$217	$225	$279	$242

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$1,868	$2,534	$2,146	$1,640	$1,961	$1,843

RATIO OF EARNINGS TO FIXED CHARGES	10.1	10.3	9.9	7.3	7.0	7.6